UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Life Medical Sciences, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   53215M 10 1
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                                 (CUSIP Number)

                               Irwin M. Rosenthal
Rubin Baum Levin Constant & Friedman, 30 Rockefeller Plaza, New York, NY 10112
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 29, 1996
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages

                                  SCHEDULE 13D

CUSIP NO. 53215M 10 1                                          Page 2 of 5 Pages
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Irwin M. Rosenthal
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  |_|
                                                                        (b)  |X|

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3     SEC USE ONLY

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4     SOURCE OF FUNDS*
      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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        NUMBER OF       7     SOLE VOTING POWER           83,325 (1)
          SHARES
       BENEFICIALLY    ---------------------------------------------------------
         OWNED BY       8     SHARED VOTING POWER        677,500 (2)
           EACH        ---------------------------------------------------------
        REPORTING       9     SOLE DISPOSITIVE POWER      83,325 (1)
          PERSON       ---------------------------------------------------------
           WITH        10     SHARED DISPOSITIVE POWER   677,500 (2)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      760,825
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.55% (3)

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14    TYPE OF REPORTING PERSON*
                                       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 50,000 shares of Common Stock issuable upon exercise of an option which is currently exercisable.

(2) Represents 677,500 shares of Common Stock held of record by Magar Inc., of which Mr. Rosenthal is an officer, director and principal stockholder. Mr. Rosenthal may be considered to beneficially own, and to have shared investment and voting power with respect to, all shares of Common Stock owned by Magar Inc.

(3)  Based on 7,914,820 shares of Common Stock outstanding on the date hereof.

    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
            EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                                               Page 3 of 5 pages

             This Amendment No. 1 to the statement on Schedule 13D (as defined below) supplements the statement on Schedule 13D relating to the event date of March 21, 1995 (the "Schedule 13D") by Irwin Rosenthal (the "Reporting Person"), relating to the common stock, $.001 par value per share (the "Common Stock") of Life Medical Sciences, Inc. (the "Company"). The Schedule 13D previously filed is attached hereto as an exhibit.

Item 1. Security and Issuer.

             Item 1 of the Schedule 13D is hereby supplemented as follows:

             This statement relates to the Common Stock, par value $.001 per share (the "Common Stock") of Life Medical Sciences, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 379 Thornall Street, Edison, New Jersey, 08837.

Item 5. Interest in Securities of the Issuer.

             Item 5(a) of the Schedule 13D is hereby supplemented as follows:

(a) See the responses set forth in Items 11 and 13 on page 2 for information relating to beneficial ownership of Common Stock of the Company by the Reporting Person. Of the shares listed therein, 50,000 shares are subject to issuance upon exercise of

                                                               Page 4 of 5 pages


options granted on March 21, 1995 to the Reporting Person under the Company's 1992 Stock Option Plan (as amended). Such options are fully vested and currently exercisable at a per share price of $2.66, the last sale price on the date of grant, and expire in March 2000.

             (d) During January 1994, Magar Inc. borrowed funds from National Westminster Bank USA (the "Bank") and, to date, has pledged 270,000 shares of the Company's Common Stock owned by it to the Bank as security for the repayment of such funds. In the event of default on the loan, the Bank shall have the right to vote and/or dispose of such shares.

Item 7. Material to be filed as Exhibits.

             The previous statement on Schedule 13D filed on March 21, 1995 is attached hereto as an exhibit.

                                                               Page 5 of 5 pages


Signature

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: April 11, 1997

                                         /s/ Irwin Rosenthal
                                         ------------------------------
                                             Irwin Rosenthal